Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Wireless seeking buys following SPAC merger, CEO says

Mergermarket

By Thomas Zadvydas

11 May 2021

KORE Wireless, an IoT networking technology business, is in talks with potential acquisition targets following its recent SPAC merger, said CEO Romil Bahl.

In March, Alpharetta, Georgia-based KORE agreed to merge with Cerberus Telecom Acquisition, a SPAC affiliated with Cerberus Capital Management. The deal, which gave the combined entity a fully diluted, implied pro-forma valuation of around USD 1.014bn, is expected to bring USD 484m of gross cash proceeds to the combined company.

According to an April investor presentation, KORE has around 10 potential targets in its “illustrative M&A pipeline.” Six of these targets are in the US; two are in Europe, and the remaining two are in Brazil, according to the presentation.

Ideal targets would generate between USD 20m and USD 50m in annual revenue, though KORE could pursue companies with up to USD 100m in yearly sales, said Bahl. He added that transformational acquisitions are not on the agenda.

Bahl elaborated that these targets should have connectivity analytics and 5G connectivity capability. Through M&A, KORE hopes to increase its market presence in key sectors, namely fleet management, asset monitoring, connected health, communications services, industrial IoT, and asset monitoring.

The bankers and private equity sponsors that KORE has relationships with bring the company continuous deal opportunities, said Bahl.

According to Bahl, the SPAC merger took about six months to complete, with deal talks heating up in February and entering exclusivity very late last year. The SPAC had looked at about 100 possible assets, in industries such as physical network infrastructure, 5G application software, AI-driven edge computing, private networks, data centers and fiber, he said, adding that KORE meets all these criteria.

KORE was previously held by investment firm Abry Partners, which is rolling all of its equity into the combined entity. Bahl was appointed CEO in late 2017.

Bahl noted that the SPAC deal allows KORE to lower its debt to between 2x to 3x EBITDA, down from around 8x. Its 2020 adjusted revenue was USD 192m, and it is projecting 2025 revenue of USD 414m, according to the investor presentation.

“Frankly, going public was very attractive for us. We have great public company characteristics, highly visible revenue streams and high amounts of recurring revenue,” said Bahl.

In late 2019, KORE acquired health-focused IoT solutions and IT managed services provider Integron. A year earlier, it bought ASPIDER-NGI, a provider of advanced connectivity, core network and eSIM solutions. In 2016, it acquired Machine-to-Machine (M2M) communications specialist Wyless Group; according to a report by this news service, the deal price was USD 175m.

KORE has over 3,600 customers and it helps manage over 12m devices globally as of the end of 2020, according to the April presentation. The company also disclosed it has over 500 employees.

Cowen and Company advised KORE on the SPAC deal and Kirkland & Ellis served as legal counsel. Goldman Sachs served as lead financial advisor to CTAC. Morgan Stanley served as financial and capital markets advisor to CTAC, along with Deutsche Bank Securities. Milbank served as legal counsel to CTAC.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving CTAC and KORE. CTAC and Pubco filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Participants in the Solicitation

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying the KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.